FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of December 08, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
SIGNET GROUP plc

2. Name of shareholder having a major interest
THE CAPITAL GROUP COMPANIES INC ("CG").

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
NOT STATED

8. Percentage of issued class
N/A

9. Class of security
0.5p ORDINARY SHARES

10. Date of transaction
NOT STATED.

11. Date company informed
8 DECEMBER 2006

12. Total holding following this notification
SEE BELOW.

13. Total percentage holding of issued class following this notification
SEE BELOW.

14. Any additional information
-

15. Name of contact and telephone number for queries
MARK JENKINS 0870 9090301

16. Name and signature of authorised company official responsible for making this notification
MARK JENKINS

Date of notification
08.12.06

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 6 December 2006

Signet Group plc
                                                                          No. of Shares         Percent of
                                                                                               Outstanding

The Capital Group Companies, Inc. ("CG") holdings                           171,112,377              9.986

Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company                                               11,087,460              0.647
Capital International Limited                                               128,249,281              7.485
Capital International S.A.                                                   15,017,710              0.876
Capital International, Inc                                                   16,757,926              0.978

                                   Schedule A

                    Schedule of holdings in Signet Group plc

                             As of 6 December 2006

                         Capital Guardian Trust Company
Registered Name                                                                               Local Shares

State Street Nominees Limited                                                                      332,900
Bank of New York Nominees                                                                          445,344
Chase Nominees Limited                                                                           4,545,416
BT Globenet Nominees Ltd                                                                            36,000
Midland Bank plc                                                                                   127,300
Cede & Co                                                                                           57,400
Nortrust Nominees                                                                                5,393,300
State Street Bank & Trust Co                                                                        57,600
Mellon Nominees (UK) Limited                                                                        92,200
                                                TOTAL                                           11,087,460

                                   Schedule B

                         Capital International Limited

Registered Name                                                                               Local Shares

State Street Nominees Limited                                                                      1443700
Bank of New York Nominees                                                                       31,653,840
Northern Trust                                                                                  15,395,182
Chase Nominees Limited                                                                          26,500,207
Midland Bank plc                                                                                 2,315,400
Bankers Trust                                                                                      770,000
Barclays Bank                                                                                      345,500
Citibank London                                                                                    367,700
Morgan Guaranty                                                                                  2,958,400
Nortrust Nominees                                                                               16,645,624
MSS Nominees Ltd                                                                                   290,000
State Street Bank & Trust Co                                                                    12,038,008
Lloyds Bank                                                                                        154,500
Citibank                                                                                           455,500
Citibank NA                                                                                        163,200
Deutsche Bank AG                                                                                   401,000
Chase Manhattan Nominee Ltd                                                                        504,200
HSBC Bank plc                                                                                    8,177,700
Mellon Bank N.A.                                                                                 1,543,500
KAS UK                                                                                             651,720
Mellon Nominees (UK) Limited                                                                       606,900
Bank One London                                                                                  1,770,100
HSBC                                                                                                75,000
JP Morgan Chase Bank                                                                               379,300
Raiffeisen Zentral Bank                                                                          1,996,700
Fortis Bank                                                                                         46,400
Metzler Seel Sohn & Co                                                                             534,000
Bayerische Hypo Und Vereinsbank AG                                                                  66,000
                                                TOTAL                                          128,249,281

                                   Schedule B

                           Capital International S.A.

State Street Nominees Ltd                                                                          122,000
Chase Nominees                                                                                   2,513,710
Midland Bank plc                                                                                   578,300
Barclays Bank                                                                                      130,000
Pictet & Cie, Geneva                                                                               337,000
Nortrust Nominees                                                                                   89,400
Morgan Stanley                                                                                     103,700
J.P. Morgan                                                                                      8,529,700
State Street Bank & Trust Co                                                                       437,000
Lloyds Bank                                                                                        153,000
Citibank NA                                                                                         85,900
HSBC Bank plc                                                                                      793,000
JP Morgan Chase Bank                                                                                69,000
Lombard Odier Et Cie, Geneva                                                                       821,000
Metzler Seel Sohn & Co                                                                              55,000
Credit Suisse, Zurich                                                                              200,000
                                                TOTAL                                           15,017,710

                                   Schedule B

                           Capital International Inc.

State Street Nominees Limited                                                                    2,984,100
Bank of New York Nominees                                                                        1,851,600
Northern Trust                                                                                     109,000
Chase Nominees Limited                                                                           8,024,600
Midland Bank plc                                                                                   213,500
Bankers Trust                                                                                       44,000
Nortrust Nominees                                                                                1,159,126
State Street Bank & Trust Co                                                                       576,600
Citibank                                                                                            74,200
Citibank NA                                                                                      1,277,400
HSBC Bank plc                                                                                       98,000
JP Morgan Chase Bank                                                                               345,800
                                                TOTAL                                           16,757,926

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   December 08, 2006